1
| © 2015 Infinera
Establishes an End-to-End Optical Leader
Transmode Investor Briefing
August 2015
Filed by Infinera Corporation Pursuant to Rule 425
Under the Securities Act of 1933
Subject
Company:
Transmode
AB
(Commission File No. 001-33486)
Infinera
Transmode
Combination

2
| © 2015 Infinera
Safe Harbor
This presentation contains "forward-looking" statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, our results may differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact could be deemed forward-looking, including, but not limited to, any projections of financial information, including statements about revenue growth, the potentially accretive nature of the transaction and similar statements; any statements about market liquidity following the transaction; any statements about historical results that may suggest trends for our business; any statements of the plans, strategies, and objectives of management for future operations; any statements of expectation or belief regarding future events, potential markets or market size, technology developments, or enforceability of our intellectual property rights; and any statements of assumptions underlying any of the items mentioned.
These statements are based on estimates and information available to us at the time of this presentation and are not guarantees of future performance. These risks and uncertainties include, but are not limited to, the risk that Transmode shareholders fail to tender more than 90% of
Transmode’s outstanding shares, that any other closing conditions are not satisfied, and that the transaction may not close; the risk that Transmode’s and Infinera’s businesses will not be integrated successfully; the risk that synergies will not be realized or realized to the extent anticipated; the risk that the combined company will not realize on its financing or operating strategies; the risk that litigation in respect of either company or the transaction could arise; the risk that disruption caused by the combined company would make it difficult to maintain certain strategic relationships; the risks of competitive responses and shifts in the market; delays in the release of new products; fluctuations in customer demand, changes in industry trends, and changes in the macro economic market. These risks and uncertainties also include those risks and uncertainties discussed in the offer document and the supplement to the offer document filed with the Swedish Financial Supervisory Authority and in the Registration Statement on Form
S-4 filed with the SEC, those risks and uncertainties identified under the heading “Risk Factors” in the Infinera Quarterly Report on Form 10-Q for the
quarter ended June 27, 2015 filed with the SEC, and those risks and uncertainties identified in any subsequent reports filed with the SEC by Infinera.
Our SEC filings are available on our website at www.infinera.com and the SEC’s website at www.sec.gov.  We assume no obligation to, and do not currently intend to, update any such forward-looking statements.

3 | © 2015 Infinera Overview of Infinera Transaction Rationale • Advantages for Stakeholders Deal Logic Industry Evolution Why a Fair Deal for Transmode Investors Deal Mechanics Agenda

4 | © 2015 Infinera Overview of Infinera

5
| © 2015 Infinera
Infinera is an Optical leader
Innovator & Long Haul DWDM Leader
•
Founded 2000, IPO as “INFN” 2007
•
Uses unique Photonic Integrated Circuits (PICs)
•
DWDM platforms, Intelligent Transport Networks
•
400+ Patents Filed/Granted
•
#1 Optical company rated by Infonetics 2014
Global
•
~1,600 employees
•
Headquarters Sunnyvale, CA, USA
•
Global presence
Infinera Engineering Locations

Infinera’s Journey
•
2005: Shipped 10G PIC-based DTN, rapidly reaches $100M
•
2008: #1 market share in NA LH*
•
2007: 10G wave market leader (47%)*, completed IPO
•
2010: Leapfrogs 40G, invests in 100G
•
2000: Infinera founded, promised to do the impossible: PICs
•
2014: #1 in 100G WDM, ex China*
•
2012: Shipped 500G PIC-based DTN-X
•
2004: Introduced industry’s first large scale PIC
•
2014: Introduced Cloud Xpress for Metro Cloud
* Dell’Oro
DWDM Long Haul Vendor Table 2015
6 | © 2015 Infinera

Telefonica
bics
Rostelecom
CenturyLink
vodafone
colt
Designing The Future
KDDI
COX
TeliaSonera
International Carrier
RELIANCE
Globalcom
TELSTRA
Level(3)
NTT Communications
TELECOM
ITALIA
XO
interoute
PACNET
EQUINIX

infinera

Infinera Today
•
A leader in Intelligent Transport Network™ solutions
•
145 customers in 73 countries; 62 DTN-X customers
•
Diversified customer base across multiple verticals
-
17 Tier 1s globally
-
3 of top 4 Internet Content Providers
-
4 of top 5 NA Cable/MSOs
-
Multiple top Wholesale and Enterprise Carriers
7 | © 2015 Infinera

INFN Outpacing Other SP Networking Players
Source: Public financial records; in $USD; Some companies have not reported as of June 2015
2.6X Rev
Growth
over CIEN
82%
31%
Infinera enters
100G Long Haul
Revenue Growth: Quarterly Trailing 13 month revenue
8
| © 2015 Infinera
-20%
0%
20%
40%
60%
80%
100%
Jun '12
Sep '12
Dec '12
Mar '13
Jun '13
Sep '13
Dec '13
Mar '14
Jun '14
Sep '14
Dec '14
Mar '15
Jun '15
INFN
TRMO
CIEN
JNPR
CSCO
ADV
ERIC
ALU

Infinera
–
Financial
Performance
Source: Infinera Financial Reporting
*Wall Street consensus as of July 27, 2015
**Dell’Oro Group 2014 Optical Transport Report
*** Figures are Non-GAAP (reconciliation to GAAP numbers may be found at www.Infinera.com)
Recent 20+% growth
2013: 24%; 2014: 23%; 2015e:25%*
Q2 ‘15 Performance***
•
$207.3 million revenue
•
47.4% gross margin
•
$25.7 million net income
Q3 ‘15 Company Outlook
•
$210-$220 million
Strong Balance Sheet
•
Nearly $310 million net cash at
end of Q2’15
•
Cash Flow from Operations
(last 4 quarters) = $116 million
$668
FY14
$544
FY13
$438
FY12
$405
FY11
2014 vs 2013
23% YoY Growth
~2x Market growth **
Revenue
$832e*
FY15
9 | © 2015 Infinera

Differentiated Financial Performance
Source: Public financial statements, ALU = Entire business
YoY Revenue Growth, %
(Last 12 months as of June 2015)
20
10
0
-10
50
40
30
Gross Margin, %
June 2015
Transmode
Ciena
ALU
Cyan
MRV
Adva
Infinera
30
10
| © 2015 Infinera

Transaction Rationale: Advantages for Stakeholders 11 | © 2015 Infinera

Infinera + Transmode
•
End-to-End
portfolio, $15.3B market*
•
Accelerate
100G market momentum
•
Technology leadership in Photonics, Packet-Optical,
ASICs and Network Management
•
Complementary
customers
and
geographies
•
Common
philosophy
of
profitable
growth
•
Shared culture and
talent driving product excellence
•
Expected non-GAAP EPS accretive in 2016
Culture
Technology
Customers
Financials
*Source: Infonetics
Q4 2014 Market Forecast for 2019
12 | © 2015 Infinera

Compatible Philosophies
•
Customer First
•
Top-rated for Services and Support
•
Product Excellence
•
#1 100G WDM Worldwide, ex-China
•
#1 Packet-Optical EMEA
•
Unique differentiated technologies
•
Profitability Focus
•
Market leading Operating & Gross Margins
Culture + Talent + Business + Technology
Source: Infonetics 2014, Dell’Oro 2014
13 | © 2015 Infinera

A Transaction Good for All Stakeholders
Investors
•
Allows combined company to address $15.3B DWDM TAM (2019)
•
Combines two of the most profitable companies in the industry
•
Expected accretive to non-GAAP EPS in 2016; neutral to slightly dilutive 2H’15
Customers
•
Combined company would be able to deliver an End-to-End product portfolio
•
Shared culture of customer first, strong technology and product excellence
•
Scale of combined company allows for further investment in technologies to accelerate & broaden differentiation
Employees
&
Community
•
Ability to develop compelling solutions with strong combined knowledge base
•
Deal synergies are revenue-based, not on cost cutting
•
Intent to invest in Transmode and Swedish engineering talent pool
Source of TAM: Infonetics 2014
14
| © 2015 Infinera

Deal Logic: 15 | © 2015 Infinera

Metro
Edge
Metro
Access
Metro Aggregation
Metro
Core
Cloud
LH Core
Cloud Xpress
Sliceable Photonics
ePIC-500
oPIC-100
DTN-X
XTC4/10
XTC4
2015
Addresses $15.3B (2019) Transport Market
Source: Infonetics Q4 2014 Market Forecast
16 | © 2015 Infinera
Delivering a Leading End-to-End Portfolio

Complementary Customers
*Source: Infonetics 2014, Dell’Oro 2014
Common
17
| © 2015 Infinera
Leverage Strengths, Cross-Sell, New Mkts
#1
Packet-Optical
EMEA*
Strength in cable, wireless back/front haul,
Ethernet services
Revenue Growth
Opportunity
#1 100G WDM WW ex-China*
Leader
in
ICP,
NA
Cable,
Wholesale
&
Ent.
First mover in Metro Cloud for ICPs

Infinera + Transmode enter Top 5 in WDM Source: Dell’Oro Optical Report Jan 2015 Cross-selling and revenue synergies create opportunity to go higher 18 | © 2015 Infinera Global Metro + LH WDM (2014)

Product
Mix*
Geographic
Mix**
Complementary Market Offerings
Metro 8%
Metro 100%
APAC
4%
Americas
14%
APAC
4%
APAC
4%
* Based on 2015 Wall Street revenue estimates.  Infinera Metro incorporates Wall
Street estimate of $30-60 million for Cloud Xpress; **Geographic mix as of FY14
19 | © 2015 Infinera
Long-Haul
92%
Metro
~20%
Americas
68%
EMEA
28%
EMEA
82%
Americas
76%
EMEA
20%

20 | © 2015 Infinera Industry Evolution

WDM Supplier Evolution End-End Suppliers Long-Haul Specialists Metro Specialists Circa 2000-2002 Today Consolidation towards end-to-end WDM suppliers underway 21 | © 2015 Infinera

Moving from 10G to 100G = Greater Complexity
Alternative
Solution
Coherent IC
(Electronics)
FlexCoherent™
Processor (FCP)
Coherent
ASIC
3
rd
Photonics
(Optical)
3
rd
Gen PIC:
500G “WDM-on-a-chip”
500G Capacity
Example
1 module = less space/power
5 modules = more power, space & cost
10G
100G: Increasing advantage for vertically integrated suppliers
22
| © 2015 Infinera

10G
100G
Infinera Estimates
23
| © 2015 Infinera
Optics
45%
ASICs
11%
PCB/other
44%
Optics
77%
DSP/ASICs
8%
PCB/other
15%
Key to Long-Term Differentiation – Cost Structure
Infinera Optics/ASICs + Transmode Metro = Competitive advantage

24 | © 2015 Infinera Why a Fair Deal for Transmode Investors

Quarterly Sales Growth Comparison
USDm
SEKm
(3)
Infinera
231
250
193
256
289
311
0
300
600
900
1,200
1,500
1,800
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
SEKm
Transmode
In SEK (As Reported)
-4%
-15%
-29%
15%
25%
24%
Constant Currency
-7%
-20%
-35%
7%
11%
13%
Growth (Y/Y)
Growth (Y/Y)
143
165
174
186
187
207
923
1,090
1,203
1,378
1,554
1,746
0
200
400
600
800
1,000
1,200
1,400
1,600
1,800
0
40
80
120
160
200
240
280
Q1 2014
Q2 2014
Q3 2014
Q4 2014
Q1 2015
Q2 2015
USD
SEK
In USD (As Reported)
15%
20%
22%
34%
31%
25%
Constant Currency
14%
19%
22%
36%
35%
28%
1.
Source: Transmode Quarterly Reports
2.
Source: Infinera
Quarterly Reports; constant currency growth uses the same foreign exchange rates that were in effect during the corresponding period in
the prior year
3.
Represents Infinera
revenue converted to SEKm
based on average exchange rate during the corresponding quarter.
Morgan Stanley Analysis
25
| © 2015 Infinera
1
2
2
1

Quarterly Sales Growth Comparison (Cont’d)
Source: Company Quarterly Reports; TRMO and ADVA converted to USD at average SEK / USD and EUR / USD exchange rates, respectively, in effect during the corresponding quarter
15%
20%
22%
34%
31%
25%
(4%)
(15%)
(33%)
1%
(3%)
(3%)
18%
10%
12%
1%
(1%)
11%
5%
17%
10%
5%
29%
(28%)
(23%)
(29%)
46%
1Q 2014
2Q 2014
3Q 2014
4Q 2014
1Q 2015
2Q 2015
(50%)
(30%)
(10%)
10%
30%
50%
INFN
TRMO
CIEN
ADVA
CYAN
Y-o-Y Growth (in USD), %
Sales Growth of Key Comparables in USD
N.A.
Morgan Stanley Analysis
89%
1%
26 | © 2015 Infinera

IFRS
(as reported)
Adjusted
(1)
EBITDA
119.5
EBITDA (IFRS)
119.5
Less: Amortized R&D
(33.0)
Less: Cap R&D Adjustment
(70.3)
Less: Depreciation / Other
(15.9)
EBITDA (Adjusted)
49.2
EBIT
70.6
Less: Depreciation
(15.9)
Margin (%)
7.6%
EBIT (Adjusted)
33.3
Margin (%)
3.6%
IFRS to GAAP Adjustments –
2014 (SEKm)
•
Transmode reports based on IFRS,
which allows for capitalization of
development expenses (i.e.
expenses not deducted for
calculating EBITDA)
•
When adjusting for capitalized
R&D, which is not allowed under
US GAAP, Transmode’s
EBITDA and
EBIT margins are lower
Morgan Stanley Analysis
4.5x
3.1x
1.6x
1.4x
3.4x
2.9x
0.0
1.0
2.0
3.0
4.0
5.0
INFN
CYAN
CIEN
ADVA
TRMO
Original
Consideration
TRMO
Capped
Cash
EV/Revenue -
2014
EV/EBITDA -
2014
36.5x
N.M.
16.2x
32.7x
26.4x
64.1x
22.8x
55.4x
0
15
30
45
60
75
INFN
CYAN
CIEN
ADVA
61.4x
N.M.
48.0x
N.M.
56.6x
109.3x
49.7x
96.0x
0
20
40
60
80
100
120
INFN
CYAN
CIEN
ADVA
P/E -
2014
TRMO
Capped Cash
TRMO
Original
Consideration
IFRS
Adjusted
(1)
IFRS
Adjusted
(1)
TRMO
Capped Cash
TRMO
Original
Consideration
IFRS
Adjusted
(1)
IFRS
Adjusted
(1)
1.
After adjusting for the capitalization of R&D, which is not allowed under US GAAP. Original Consideration Alternative implied value of  SEK
125.25 as of July 31, 2015, based on INFN
share price of  USD 23.94 and SEK/USD of 8.6294
(Transmode
shareholders receive SEK
107.05 in cash for ~26.2% of shares and  0.6376 INFN
shares for ~73.8% of shares).
Capped Cash Alternative equal to SEK 110 per share.
Source: Data derived from company annual reports; ADVA
adjusted for R&D capitalization, which is not allowed under
US GAAP. Market data as of July 31, 2015.
27 | © 2015 Infinera
Valuation Comparison – 2014

EV/Op CF -
2014
82.7x
N.M.
40.1x
22.0x
37.3x
144.9x
32.3x
125.4x
0
30
60
90
120
150
INFN
CYAN
CIEN
ADVA
EV/EBIT -
2014
53.5x
N.M.
23.6x
N.M.
44.6x
94.6x
38.6x
81.9x
0
20
40
60
80
100
INFN
CYAN
CIEN
ADVA
Morgan Stanley Analysis
IFRS
(as reported)
Adjusted
(1)
EBITDA
119.5
EBITDA (IFRS)
119.5
Less: Amortized R&D
(33.0)
Less: Cap R&D Adjustment
(70.3)
Less: Depreciation / Other
(15.9)
EBITDA (Adjusted)
49.2
EBIT
70.6
Less: Depreciation
(15.9)
Margin (%)
7.6%
EBIT (Adjusted)
33.3
Margin (%)
3.6%
IFRS to GAAP Adjustments –
2014 (SEKm)
TRMO
Capped Cash
IFRS
Adjusted
(1)
TRMO
Original Consideration
IFRS
Adjusted
(1)
TRMO
Capped Cash
IFRS
Adjusted
(1)
TRMO
Original Consideration
IFRS
Adjusted
(1)
1.
After adjusting for the capitalization of R&D, which is not allowed under US GAAP. Original Consideration Alternative implied value of  SEK
125.25 as of July 31, 2015, based on INFN
share price of  USD 23.94 and SEK/USD of 8.6294
(Transmode
shareholders receive SEK
107.05 in cash for ~26.2% of shares and  0.6376 INFN
shares for ~73.8% of shares).
Capped Cash Alternative equal to SEK 110 per share.
Source: Data derived from company annual reports; ADVA
adjusted for R&D capitalization, which is not allowed under
US GAAP. Market data as of July 31, 2015.
28 | © 2015 Infinera
Valuation Comparison – 2014 (cont’d)

33.9x
N.M.
18.9x
31.9x
29.4x
39.2x
25.8x
34.4x
0
10
20
30
40
50
INFN
CYAN
CIEN
ADVA
22.4x
N.M.
9.7x
16.9x
16.3x
25.1x
14.1x
21.7x
0
6
12
18
24
30
INFN
CYAN
CIEN
ADVA
•
Transmode reports based on IFRS,
which allows for capitalization of
development expenses (i.e.
expenses not deducted for
calculating EBITDA)
•
When adjusting for capitalized
R&D, which is not allowed under
US GAAP, Transmode’s EBITDA and
EBIT margins are lower
IFRS (as reported)
Adjusted
(3)
EBITDA
193.9
EBITDA (IFRS)
193.9
Less: Amortized R&D
(1)
(30.9)
Less: Cap R&D Adjustment
(68.2)
(1)
Less: Depreciation
(14.9)
EBITDA (Adjusted)
125.7
EBIT
148.1
Less: Depreciation
(14.9)
Margin (%)
13.0%
EBIT (Adjusted)
110.8
Margin (%)
9.7%
IFRS to GAAP Adjustments -
2015  (SEKm)
1.
Assumes capitalized R&D adjustment of SEK
68.2 based on (a) the estimated amortization of capitalized R&D of
SEK
30.9 (assumes same proportion of depreciation and amortization as in 2014) and (b) the increase in capitalized development costs of SEK
37.3 (assumed equal to 2014 amount).
2.
ADVA
adjusted for R&D capitalization, which is not allowed under US GAAP
3.
After adjusting for the capitalization of R&D, which is not allowed under US GAAP
Morgan Stanley Analysis
3.6x
2.1x
1.4x
1.1x
2.8x
2.4x
0.0
1.0
2.0
3.0
4.0
INFN
CYAN
CIEN
ADVA
TRMO
Original
Consideration
TRMO
Capped
Cash
EV/Revenue -
2015
EV/EBITDA -
2015
P/E -
2015
TRMO
Capped Cash
TRMO
Original
Consideration
IFRS
Adjusted
(3)
IFRS
Adjusted
(3)
(2)
TRMO
Capped Cash
TRMO
Original
Consideration
IFRS
Adjusted
(3)
IFRS
Adjusted
(3)
(2)
Source: Based on analyst estimates as of July 31, 2015. Market data as of July 31, 2015.
29 | © 2015 Infinera
Valuation Comparison – 2015

EV/Op CF -
2015
28.1x
N.M.
24.0x
27.6x
20.1x
32.8x
17.4x
28.4x
0
10
20
30
40
INFN
CYAN
CIEN
ADVA
EV/EBIT -
2015
28.6x
N.M.
14.2x
24.9x
21.3x
28.5x
18.4x
24.6x
0
10
20
30
40
INFN
CYAN
CIEN
ADVA
Morgan Stanley Analysis
TRMO
Capped Cash
IFRS
Adjusted
(3)
TRMO
Original Consideration
IFRS
Adjusted
(3)
TRMO
Capped Cash
IFRS
Adjusted
(3)
TRMO
Original Consideration
IFRS
Adjusted
(3)
(2)
(2)
IFRS to GAAP Adjustments -
2015  (SEKm)
IFRS (as reported)
Adjusted
(3)
EBITDA
193.9
EBITDA (IFRS)
193.9
Less: Amortized R&D
(1)
(30.9)
Less: Cap R&D Adjustment
(68.2)
(1)
Less: Depreciation
(14.9)
EBITDA (Adjusted)
125.7
EBIT
148.1
Less: Depreciation
(14.9)
Margin (%)
13.0%
EBIT (Adjusted)
110.8
Margin (%)
9.7%
1.
Assumes capitalized R&D adjustment of SEK
68.2 based on (a) the estimated amortization of capitalized R&D of
SEK
30.9 (assumes same proportion of depreciation and amortization as in 2014) and (b) the increase in capitalized development costs of SEK
37.3 (assumed equal to 2014 amount).
2.
ADVA
adjusted for R&D capitalization, which is not allowed under US GAAP
3.
After adjusting for the capitalization of R&D, which is not allowed under US GAAP
Source: Based on analyst estimates as of July 31, 2015. Market data as of July 31, 2015.
30 | © 2015 Infinera
Valuation Comparison – 2015 (cont’d)

Cyan /
Ciena
(2)
Cyan /
Ciena
(2)
Cyan /
Ciena
(2)
Comparison of Transaction Premiums
1.
As disclosed
2.
As calculated based on market data from Bloomberg
3.
At Announce based on  TRMO
implied value of Original Consideration alternative as of April 8, 2015 compared to the applicable metric for the period ending April  8, 2015
4.
Current based on TRMO
implied value of Original Consideration alternative as of July 31, 2015 compared to applicable metric for the period ending April  8, 2015
1-Month VWAP
3-Month VWAP
6-Month VWAP
Spot
Morgan Stanley Analysis
Alcatel /
Nokia
(2)
Transmode
/ Infinera
(2)
Original Consideration
Alcatel /
Nokia
(2)
Alcatel /
Nokia
(2)
Cyan /
Ciena
(2)
Alcatel /
Nokia
(2)
At Announce
(1)(3)
Current
(4)
Transmode
/ Infinera
(2)
Original Consideration
At Announce
(1)(3)
Current
(4)
Transmode
/ Infinera
(2)
Original Consideration
At Announce
(1)(3)
Current
(4)
Transmode
/ Infinera
(2)
Original Consideration
At Announce
(1)(3)
Current
(4)
31
| © 2015 Infinera
20%
41%
11%
16%
0%
10%
20%
30%
40%
50%
60%
70%
80%
32%
55%
28%
21%
0%
10%
20%
30%
40%
50%
60%
70%
80%
46%
72%
44%
43%
0%
10%
20%
30%
40%
50%
60%
70%
80%
13%
32%
(2%)
30%
0%
10%
20%
30%
40%
50%
60%
70%
80%

Offer Performance Post Announcement
SEK
Value Per Share
Original Offer Value
(Ex-Dividend):  SEK107.05
125.25
1.
Implied Value of Original Offer based on daily closing prices of Infinera and daily SEK/USD exchange rate from Riksbank
2.
Capped Cash Alternative assumes no pro rata reduction
Infinera Q2 Earnings
July 22
Morgan Stanley Analysis
Original Offer Value
Implied Market Value of Original Offer
(1)
Capped Cash Alternative
(2)
Capped Cash Alternative:
SEK 110.00
Unaffected TRMO
Price:
(Ex-Dividend) SEK94.55
32
| © 2015 Infinera
94
98
102
106
110
114
118
122
126
8-Apr-15
22-Apr-15
6-May-15
20-May-15
3-Jun-15
17-Jun-15
1-Jul-15
15-Jul-15
1-Aug-15
12-Aug-15
nd

Offer Performance vs Major Indexes
Since Offer Announcement
% of April 8, 2015 price
Indexed Value Per Share
1.
Implied Value of Original Offer based on daily closing prices of Infinera and daily SEK/USD exchange rate from Riksbank
Morgan Stanley Analysis
NASDAQ
Implied Market Value of Original Offer
(1)
32.5%
(3.5%)
(9.4%)
2.6%
NASDAQ OMX
Index
NASDAQ OMX
Tech Index
31-Jul-15
33
| © 2015 Infinera
80%
90%
100%
110%
120%
130%
140%
8-Apr-15
22-Apr-15
6-May-15
20-May-15
3-Jun-15
17-Jun-15
1-Jul-15
15-Jul-15

Offer Performance vs Major Indexes
2015 Year-To-Date
% of January 2, 2015 price
Indexed Value Per Share
Morgan Stanley Analysis
NASDAQ
Transmode
(1)
63.9%
16.6%
5.2%
8.5%
NASDAQ OMX
Index
NASDAQ OMX
Tech Index
INFN Q2 Results
Announcement
(7/23//2015)
Announcement
(4/8/2015)
1.
Implied Value of Original Offer based on daily closing prices of Infinera and daily SEK/USD exchange rate from Riksbank
34
| © 2015 Infinera
90%
100%
110%
120%
130%
140%
150%
160%
170%
2-Jan-15
24-Jan-15
15-Feb-15
9-Mar-15
31-Mar-15
22-Apr-15
14-May-15
5-Jun-15
27-Jun-15
31-Jul-15

Analysts Views on Infinera
Broker
Target Price
Rating
Jefferies
$30.00
Buy
Barrington
$30.00
Buy
MKM Partners
$27.00
Buy
JP Morgan
$26.00
Buy
Deutsche Bank
$28.00
Buy
Stifel Nicolaus
$27.00
Buy
Juda Group
$24.00
Buy
William
Blair
No target
Outperform
Goldman Sachs
$24.00
Hold
Wedbush
$18.00
Hold
Needham
No
target
Hold
Consensus Target Price = $27.00
Price (7/31/15) = $23.94
35
| © 2015 Infinera

Significant Increase in Liquidity
1.
Assumes sell-down at 20% of average daily volume traded  (based on assumption that future trading volume similar to YTD volume)
2.
Based on January 1 , 2015 to April 8, 2015 average daily trading volume; market data from Bloomberg
Transmode YTD
Infinera YTD
Significant increase in Transmode’s stock liquidity expected
•
Full liquidity
–
No single investor (x-POD) expected to hold more than 1 day of trading volume
–
ALL
investors (x-POD) expected to hold less than 8 days of trading volume
–
Option to select Capped Cash alternative if liquidity desired at closing
•
A 1% stake in Transmode
currently takes  ~5 weeks to liquidate based on average volume, whereas post-
transaction
the
equivalent
stake
would
take
<1
day
to
liquidate
(1)
~70x
Greater
Liquidity
42K
Shares / Day
~SEK3.5
MM / Day
(~US$408
K / Day)
~0.2% TSO
1.7MM
Shares / Day
~US$28.5
MM / Day
~1.3% TSO
Average Trading Volume vs. Expected Post Deal
Morgan Stanley Analysis
36
| © 2015 Infinera
(2)

Deal Mechanics: 37 | © 2015 Infinera

1)
Cash / Stock Mix (the “Original Consideration Alternative”)
•
Not
subject
to
any
pro
ration
(shareholders
will
receive
SEK
107.05
in
cash
for
~26.20%
of
shares
and
~0.6376
shares
for
~73.80%
of
shares)
•
Implied
average
value
per
Transmode
share
of
SEK
110.54
as
of
June
26
and
SEK
125.25
as
of
July
31
(1)
•
Implied
values
will
change
daily
based
on
Infinera’s
price
and
SEK/USD
exchange
rates
OR
2)
All-Cash (the “Capped Cash Alternative”)
•
•
•
What Can Shareholders Elect to Receive?
1.
Based on INFN
closing price and SEK/USD exchange rate of 8.2540 as of June 26 and SEK/USD exchange rate of 8.6294 as of July 31.  June 26 was the last trading
day
before
announcement
of
Infinera’s
enhanced
offer.
See
Offer
Document
dated
July
7,
2015
at
www.infinera.se
for
additional
details.
Component
Average
INFN Share Price
Exchange
Value / TRMO
Share
Value / TRMO
USD
SEK
x
Ratio
=
Share (SEK)
x
Split
=
Share (SEK)
As of June 26
Stock
21.24
175.31
0.6376
111.78
73.80%
82.49
Cash
--
--
--
107.05
26.20%
28.05
110.54
As of July 31
Stock
23.94
206.59
0.6376
131.72
73.80%
97.20
Cash
--
--
--
107.05
26.20%
28.05
125.25
38
| © 2015 Infinera
Fixed amount of SEK 110 in cash, subject to pro ration
Shareholders will receive 100% cash if total cash elected in the Offer (from both elections) is less than ~SEK 2.1Bn
If total cash elected (from both elections) is more than ~SEK 2.1Bn, then shareholders will receive all-cash for a portion of their shares (ranging from 70% to 100%), and will receive Infinera shares for the remainder

All shares electing the Original Consideration Alternative (the cash / stock mix) will be allocated the full associated cash amounts (i.e., equivalent to SEK
28.05 per share)
For shares electing the Capped Cash Alternative:
•
•
•
•
Table below illustrates the consideration per Transmode
share based on the percentage electing Capped Cash
(1)
:
How Does the Pro Ration Work?
Applicable for Cash Capped Alternative
1.
Assumes 100% of shares tendered.  Based on INFN
closing price and SEK/USD exchange rate of 8.2540 as of June 26 and SEK/USD 8.6294 exchange rate as of July 31.  June 26 was the last trading day before announcement of Infinera’s enhanced offer.  See Offer Document dated July 7, 2015 at
www.infinera.se
for additional details.
% of Shares Receiving
Average Value /
% Electing
Cash
Stock
TRMO Share (SEK)
Capped Cash
(SEK 110.00)
(0.6376 Shares)
As of June 26
As of July 31
50%
100.0%
0.0%
110.00
110.00
Shares Electing
60%
99.7%
0.3%
110.01
110.07
Capped Cash
70%
89.1%
10.9%
110.19
112.37
Alternative
80%
81.1%
18.9%
110.34
114.10
90%
74.9%
25.1%
110.45
115.44
100%
70.0%
30.0%
110.53
116.51
% of Shares Receiving
Average Value /
Shares Electing
Cash
Stock
TRMO Share (SEK)
Original Consideration
(SEK 107.05)
(0.6376 Shares)
As of June 26
As of July 31
Alternative
26.2%
73.8%
110.54
125.25
39
| © 2015 Infinera
If the additional cash underlying the shares electing the all-cash alternative results in total cash paid in the Offer of less than SEK 2.1Bn, then such shares will receive 100% cash at SEK 110
If the additional cash underlying the shares electing the all-cash alternative would result in total cash paid in the Offer of more than SEK 2.1Bn, then such shares will receive:
SEK 110 per share in cash for as many shares as possible subject to the cap of SEK 2.1Bn
Shares not receiving SEK 110 per share in cash will receive ~0.6376 Infinera shares per Transmode share

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares. This communication is for informational purpose only. The exchange offer for shares of Transmode AB will not be made to, nor will exchanges be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the exchange offer or the acceptance thereof would not comply with the laws of that jurisdiction. The acceptance period for the exchange offer for shares of Transmode described in this communication has not commenced.
In
connection
with
the
proposed
combination
of
Infinera
and
Transmode,
Infinera
has
filed
an
offer
document
and
supplement
to
the
offer
document with the Swedish Financial Supervisory Authority and a prospectus and a Registration Statement on Form S-4 with the SEC.
Shareholders of Transmode should read the above referenced documents and materials carefully because they contain important information about the transaction.
Shareholders of Transmode may obtain free copies of these documents and materials, any amendments or supplements thereto and other documents
containing
important
information
about
Infinera
and
the
transaction,
once
such
documents
and
materials
are
filed
or
furnished,
as
applicable, with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents and materials filed with the SEC by
Infinera will also be available free of charge on Infinera’s website at www.infinera.com under the heading “SEC Filings” in the “Company—Investor
Relations”
portion
of
Infinera’s
website.
More
information
about
the
exchange
offer,
including
the
formal
announcement
of
the
offer,
the
offer
document and supplement to the offer document filed with and approved by the Swedish Financial Supervisory Authority, can be found on
www.infinera.se.
Disclaimer
40 | © 2015 Infinera

Thank You www.infinera.com 41 | © 2015 Infinera